Shareholder meeting results (Unaudited)

April 29, 2016 meeting

At the meeting, a proposal to fix the number of Trustees at 13 was approved as follows:

Votes for 		Votes against 		Abstentions
44,578,033 		1,861,493 		821,130

At the meeting, each of the nominees for Trustees was elected as follows:

      			Votes for 	Votes withheld
Liaquat Ahamed 		45,601,826 	1,658,839
Ravi Akhoury 		45,559,106	1,701,559
Barbara M. Baumann 	45,755,968	1,504,697
Jameson A. Baxter 	45,682,208	1,578,457
Robert J. Darretta 	45,778,795	1,481,871
Katinka Domotorffy 	45,653,374	1,607,292
Paul L. Joskow 		45,805,821	1,454,845
Kenneth R. Leibler 	45,758,010	1,502,655
George Putnam, III 	45,631,599	1,609,067
Robert L. Reynolds 	45,782,955	1,477,711
W. Thomas Stephens 	45,685,309	1,575,356

A quorum was not present with respect to the matter of electing two Trustees to be voted on by the preferred shareholders voting as a separate class. As a result, in accordance with the funds Declaration of Trust and Bylaws,independent fund Trustees John A. Hill and Robert E.
Patterson remain in office and continue to serve as Trustees.

All tabulations are rounded to the nearest whole number.